SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

___Gigmor_____

_____

(Issuer)

By

_____

__CEO, CFO, Chief Accounting Officer, Sole Director_____

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

_____

(Signature)

____David Baird_____

__CEO, CFO, Chief Accounting Officer, Sole Director_____

(Title)

5/14/16_____

_____

(Date)